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                             August 30, 2022

       Jianhui Ye
       Chief Executive Officer
       EZGO Technologies Ltd.
       Building #A, Floor 2
       Changzhou Institute of Dalian University of Technology
       Wujin District, Changzhou City
       Jiangsu, China 213164

                                                        Re: EZGO Technologies
Ltd.
                                                            Amendment No. 2 to
Registration Statement on Form F-3
                                                            Filed August 5,
2022
                                                            File No. 333-263315

       Dear Mr. Ye:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 19, 2022 letter.

       Amendment No. 2 to Registration Statement on Form F-3 filed August 5,
2022

       General

   1. Please provide a factual update on your cover page, prospectus summary, and risk factors to disclose the
agreement reached between the PCAOB and the CSRC on August 26,
                                                        2022.
       Cover Page

   2. We note your response to prior comment 1. Please continue to revise your disclosure to refrain from using such
terms as "we" or "our" when describing activities or functions of
 Jianhui Ye
EZGO Technologies Ltd.
August 30, 2022
Page 2
       the VIE. For example, we note the caption of the risk factor on page 20 that the "PRC government exerts substantial influence over the manner in which we conduct our business activities."
Conventions that apply to this prospectus, page ii

3. We note your response to prior comment 3. However, comment 3 did not refer to the qualifications of counsel. As previously requested, revise the definition of the PRC or
       China to include Hong Kong and Macau and revise the disclosure throughout your amendment accordingly.
Enforceability of Civil Liabilities, page 45

4. We note your response to prior comment 6. Please expand the disclosure to identify that a majority of your current directors and officers are nationals and residents of the PRC.
       Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any questions.



                                                            Sincerely,
FirstName LastNameJianhui Ye
                                                            Division of
Corporation Finance
Comapany NameEZGO Technologies Ltd.
                                                            Office of
Manufacturing
August 30, 2022 Page 2
cc:       Richard I. Anslow, Esq.
FirstName LastName